# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENERGIZER HOLDINGS, INC., CIK 0001632790
CUSIP: 29272W109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8235 Forsyth Blvd., Suite 100, Clayton, Missouri (MO), 63105
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-19-018346
Filed by CIK 0001788233

## Reporting persons
- Aqua Capital, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); shared voting power 7,000,000; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (9.7% of the class)
  Comment: (1) Aqua Capital, Ltd. is the direct holder of the Energizer Holdings, Inc. shares of Common Stock and has direct beneficial ownership of the stock.
  (2) Aqua Capital, Ltd. is a British Virgin Islands company.
- Durango Capital, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); shared voting power 7,000,000; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (9.7% of the class)
  Comment: (3) Durango Capital, Ltd. is the sole shareholder of Aqua Capital, Ltd. Durango Capital, Ltd. is owned 50% by The Apollo Trust (established under the laws of Bermuda) and 50% by The Minerva Trust (established under the laws of Bermuda).
  (4) Durango Capital, Ltd. is a British Virgin Islands company.
- Fundacion Omerinta: type of reporting person: other (OO); citizenship or place of organization: Panama (R1); shared voting power 7,000,000; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (9.7% of the class)
  Comment: (5) Fundacion Omerinta is the Protector of each of The Apollo Trust and The Minerva Trust. As the Protector, Fundacion Omerinta controls the appointment of the trustees of The Apollo Trust and The Minerva Trust, which are the only shareholders of Durango Capital, Ltd., the sole shareholder of Aqua Capital, Ltd.
  (6) Fundacion Omerinta is a Panamanian Private Interest Foundation.
- Brinza International Corp: type of reporting person: corporation (CO); citizenship or place of organization: Belize (D1); shared voting power 7,000,000; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (9.7% of the class)
  Comment: (7) Brinza International Corp. is the Founder and sole member of the Foundation Council (which acts like a board of directors) of Fundacion Omerinta.
  (8) Brinza International Corp. is a company organized in Belize.
- Fundacion Barniz: type of reporting person: other (OO); citizenship or place of organization: Panama (R1); shared voting power 7,000,000; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (9.7% of the class)
  Comment: (9) Fundacion Barniz is the sole shareholder of Brinza International Corp.
  (10) Fundacion Barniz is a Panamanian Private Interest Foundation.
- Diez Ramirez Alfredo Jose: type of reporting person: individual (IN); citizenship or place of organization: Colombia (F8); shared voting power 7,000,000; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (9.7% of the class)
  Comment: (11) Alfredo Jose Diez Ramirez is the Founder and Protector of Fundacion Barniz and the sole director and president of Durango Capital, Ltd.
  
  EXPLANATORY NOTE
  
  Aqua Capital, Ltd. ("Aqua") is the direct holder of the shares of Energizer Holdings, Inc. Common Stock. The following is a brief summary of the organizational structure of the Reporting Persons:
  
  1. Aqua is a British Virgin Islands company. Aqua is wholly owned by Durango Capital, Ltd. ("Durango").
  
  2. Durango is a British Virgin Islands company. Its sole director is Alfredo Jose Diez Ramirez. Durango is owned 50% by The Apollo Trust ("The Apollo Trust") and 50% by The Minerva Trust ("The Minerva Trust").
  
  3. The Apollo Trust is established under the laws of Bermuda. Its Settlor is Alfredo Jose Diez Ramirez. Its Protector is Fundacion Omerinta ("Omerinta").
  
  4. The Minerva Trust is established under the laws of Bermuda. Its Protector is Omerinta.
  
  5. Omerinta is a Panamanian Private Interest Foundation. Omerinta has a Foundation Council which operates like a board of directors. The sole member of the Foundation Council is Brinza International Corp. ("Brinza"), which is also the Founder. The Founder's powers are akin to those of an owner. The Foundation Council was also appointed by the Founder.
  
  6. Brinza is a company organized in Belize. Brinza is wholly owned by Fundacion Barniz ("Barniz").
  
  7. Barniz is a Panamanian Private Interest Foundation. The primary beneficiary, the Protector and the Founder of Barniz is Alfredo Jose Diez Ramirez.

## Item 1. Issuer
Name of issuer: ENERGIZER HOLDINGS, INC.
Address of issuer's principal executive offices: 8235 Forsyth Blvd., Suite 100, Clayton, Missouri, 63105

## Item 2. Person Filing
Name of person filing:
The statement is being filed by:

(i) Aqua Capital, Ltd., a British Virgin Islands company;

(ii) Durango Capital, Ltd., a British Virgin Islands company;

(iii) Fundacion Omerinta, a Panamanian Private Interest Foundation;

(iv) Brinza International Corp., a company organized in Belize;

(v) Fundacion Barniz, a Panamanian Private Interest Foundation; and

(vi) Alfredo Jose Diez Ramirez.
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is as follows:

Aqua Capital Ltd.
Tortola Pier Park,
Building l, Second Floor
Wickhams Cay 1
Road Town, Tortola
British Virgin Islands

Durango Capital, Ltd.
Tortola Pier Park,
Building l Second Floor
Wickhams Cay 1
Road Town, Tortola
British Virgin Islands

Fundacion Omerinta
Calle Aquilino de la Guardia, No. 8
Edificio IGRA
Panama
Republica de Panama

Brinza International Corp.
60 Market Square
Belize City, Belize

Fundacion Barniz
Calle Aquilino de la Guardia, No. 8
Edificio IGRA
Panama
Republica de Panama

Alfredo Jose Diez Ramirez
Edificio Los Rincones
Calle 4 #3915 Apt.101
Medellin,
Republica de Colombia
Citizenship: See response to Item 4 on each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See response to Item 2(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aqua Capital, Ltd.: /s/ Alfredo Jose Diez Ramirez, Alfredo Jose Diez Ramirez President (07/08/2025)
- Durango Capital, Ltd.: /s/ Alfredo Jose Diez Ramirez, Alfredo Jose Diez Ramirez President (07/08/2025)
- Fundacion Omerinta: /s/ Ida Lides de Rodriguez, Ida Lides de Rodriguez President of Brinza International Corp., Sole Member of the Foundation Council (07/08/2025)
- Brinza International Corp: /s/ Ida Lides de Rodriguez, Ida Lides de Rodriguez President (07/08/2025)
- Fundacion Barniz: /s/ Arcenio Abdiel Barrios Solis, Arcenio Abdiel Barrios Solis President of the Foundation Council (07/08/2025)
- Diez Ramirez Alfredo Jose: /s/ Alfredo Jose Diez Ramirez, Alfredo Jose Diez Ramirez (07/08/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).